FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                              For the month of June


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





                              16 June 2004
                              BG Group plc
                              Schedule 5
                    BLOCKLISTING SIX MONTHLY RETURN

---                              --------------------  -------------------------
1.  Name of Company                                   BG Group plc
--- --------------------                              -------------------------
2.  Name of Scheme                                    Savings Related Share
--- --------------------                              Option Scheme
                                                      -------------------------
3.  Period of Return                                  From 13-DEC-2003 to
--- --------------------                              12-JUN-2004
                                                      -------------------------
4.  Number and class of shares not issued under       13,670,737 Ordinary Shares
--- scheme                                            of 10p each
    --------------------                              -------------------------
5.  Number of shares issued/allotted under scheme     121,131 Ordinary Shares of
--- during period                                     10p each
    --------------------                              -------------------------
6.  Balance under scheme not yet issued/allotted at   13,549,606 Ordinary Shares
--- end of period                                     of 10p each
    --------------------                              -------------------------
7.  Number and class of shares                        36,774,134 Ordinary Shares
--- originally listed and the date                    of 10p each listed
    of admission                                      on 13 December 1999
    --------------------                              following a Scheme of
                                                      Arrangement
                                                      -------------------------
---------------------                                 -------------------------
Please confirm the total number of shares in issue at 3,533,067,633 Ordinary
the end of the period in order for us to update our   Shares of 10p each
records:                                              -------------------------
---------------------
---------------------                                 -------------------------
Contact for queries:                                  Contact Address:
Name: Simon Smith                                     Secretariat
Telephone: 0118 929 2208                              BG Group plc
---------------------                                 100 Thames Valley Park
                                                      Drive
                                                      Reading
                                                      Berkshire
                                                      RG6 1PT
                                                      -------------------------
---                              --------------------  -------------------------
PERSON MAKING RETURN:
Name: Carol Inman
Position: Assistant Secretary
---------------------                                  -------------------------

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

Page 2 of 2
---               --------------------                --------------------------
1.  Name of Company                              BG Group plc
--- --------------------                         --------------------------
2.  Name of Scheme                               Executive Share Option Scheme
--- --------------------                         --------------------------
3.  Period of Return                             From 13-DEC-2003 to 12-JUN-2004
--- --------------------                         --------------------------
4.  Number and class of shares not issued under  15,139 Ordinary Shares of 10p
--- scheme                                       each
    --------------------                         --------------------------
5.  Number of shares issued/allotted under       14,149 Ordinary Shares of 10p
--- scheme during period                         each
    --------------------                         --------------------------
6.  Balance under scheme not yet issued/allotted 990 Ordinary Shares of 10p each
--- at end of period                             --------------------------
    --------------------
7.  Number and class of shares                   1,427,197 Ordinary Shares of
--- originally listed and the date               10p each listed
    of admission                                 on 13 December 1999 following a
    --------------------                         Scheme of Arrangement
                                                 --------------------------
---------------------                            --------------------------
Please confirm the total number of shares in     3,533,067,633 Ordinary Shares
issue at the end of the period in order for us   of 10p each
to update our records:                           --------------------------
---------------------
---------------------                            --------------------------
Contact for queries:                             Contact Address:
Name: Simon Smith                                Secretariat
Telephone: 0118 929 2208                         BG Group plc
---------------------                            100 Thames Valley Park Drive
                                                 Reading
                                                 Berkshire
                                                 RG6 1PT
                                                 --------------------------
---               --------------------                --------------------------
PERSON MAKING RETURN:
Name: Carol Inman
Position: Assistant Secretary
---------------------                                --------------------------

BG Group plc
16 June 2004


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 16 June 2004                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary